CAPRIUS, INC.

January 22, 2008

Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 7010
Securities and Exchange Commission
Washington, DC 20549
    Attn:  Pamela Long, Assistant Director

Re:	Caprius, Inc. Registration Statement (No. 333-141647)

Ladies and Gentlemen:

We are simultaneously filing Pre-Effective Amendment No. 1 on Form S-1 (the “Amendment”) to the above-captioned Registration Statement initially filed on Form SB-2 (the “Registration Statement”) through the EDGAR system.

The Amendment is being filed on Form S-1 in light of the impending effective date for elimination of the SEC “SB” forms.  On Page 2 of  Release 33-8876 announcing the adoption of the new rules for “smaller reporting companies” is the statement that “[i]f a registration was filed on an SB form before the effective date of the rule amendments, and the Company seeks to amend it after the effective date of the rule amendments, the Company must file the amendment on the appropriate form available to the Issuer without an SB designation.”  Accordingly, we have chosen to use the Form S-1 for the Amendment, and the disclosures therein conform to the new rules for “smaller reporting company.”

Subsequent to receiving your letter of April 26, 2007 (the “Comment Letter”) in which the staff raised several comments to the initial filing, we have had numerous discussions with and furnished supplemental information to the SEC staff regarding the comments therein.  The time expended related to such discussions as well as our waiting for audited financial statements to include in our filing led to the delay in filing the Amendment.

Our detailed responses to the comments in your Comment Letter are set forth below.  The paragraphs of this letter are keyed to the numbered paragraphs in the Comment Letter to facilitate your review.  Attached is a copy of the Comment Letter to use in referencing the comments.

Pamela Long, Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
January 22, 2008

General

1.  In addition to the material previously furnished to the staff with respect to the background of the Series E placement and the investors therein, attached is a letter, dated January 22, 2008, from John D. Hogoboom of Lowenstein Sandler PC, who we retained to advise us with respect to the issues underlying this comment.  Based upon Mr. Hogoboom’s letter, we did not change the number of shares of common stock included in the Registration Statement.

Registration Cover Page

2.  We understand that the reference to Rule 416 in footnote 1 to the fee table is intended to cover shares that may be issued by reason of adjustments to the currently issued shares resulting from stock splits, stock dividends and “similar transactions” that affect all of our stockholders equally, and not just the “Selling Stockholders.”  We are not attempting to use Rule 416 to register for resale an indeterminate number of shares which do not affect all stockholders equally.  For example, Rule 416 would not apply to any additional shares of common stock that may be issuable upon conversion of the Series E Preferred Stock or exercise of the related warrants by reason of adjustments to the conversion price or exercise price, respectively, of such securities resulting from price anti-dilution provisions or other adjustments under those securities that do not similarly affect the holders of our outstanding common stock.

Prospectus Summary, page 2

3.  This comment is not applicable to the Amendment as auditor’s report to the financial statements for the fiscal year ended September 30, 2007 included in the Amendment does not have a “going concern” opinion from the auditors.  The auditor’s report to our fiscal 2006 financial statements included in the initial filing had contained a “going concern” opinion.

Recent Developments, page 2

4.  This comment has been complied with, see “Recent Developments” and “Prior Private Placements.”

5.  This comment has been complied with, see “Recent Developments” and “Prior Private Placements.”

Pamela Long, Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
January 22, 2008

6.  This comment has been complied with, see “Recent Developments” and “Prior Placements.”

7.  The total possible profit to be realized as a result of the conversion discount of the warrants granted in the Series E Placement is $468,750.  This calculation is based upon (A) the difference between (i) the $0.65 market price for our common stock on the March 1, 2007 closing date, and (ii) the $0.50 exercise price for the warrants, multiplied by (B) 3,125,000, the number of shares of common stock underlying those warrants.  It is noted that at the time we agreed to the price terms with the investors, the market price for our common stock was $0.60 per share (having been about $0.50 per share the prior weeks), which would have resulted in a total possible profit of $312,500.

8.  14 selling stockholders are listed in the registration statement.  They consist of six investors (Dolphin, Little Bear, three SSF funds and Vision), seven persons are assignees of placement agent warrants (Anderson, Gable, Kohn, Mason, Spedale, L. Sucoff and R. Sucoff) granted to Equity Source Partners LLC (“Equity Source”), and one person had performed other services to us (Nesbett).

Equity Source had acted as placement agent in our Series E and Series F placements and a firm at which its principals were then associated had been the placement agent for our Series C and Series D placements.  There was an unaffiliated co-placement agent on the Series D placement.  We had standard Financial Advisory Agreements with the prior firm for the Series C and Series D placements and non-exclusive Placement Agent Agreements with Equity Source for each of the Series E and Series F placements.  One component of the placement agent’s compensation is warrants.  After the Series E placement closing, Equity Source transferred its placement warrants to its employees and their family members.  It is noted that the exercise price of those placement warrant shares included in the Registration Statement is $0.60 per share, which was the market price of our common stock at the time of the pricing of the placement.

John Nesbett is the principal of Institutional Marketing Services, which since June 2006 has provided us with investment relation and advisory services.  For its services related to the Series E placement, we granted warrants to Mr. Nesbett for 112,500 shares of common stock, exercisable at $0.60 per share.

Three of the investors are part of the Special Situations group of funds.  To our knowledge, there is no relationship among the other investors to each other.  Moreover, other than their respective investments in our placements, there is no other contractual relationship between any of the investors and us except for a $100,000 bridge loan made in January 2007 by Special Situations Private Equity Fund, L.P. which was repaid on the March 1, 2007 closing of the Series E placement.  The terms of these four placements were substantially similar to each other except different pricing based upon the market prices at the time of the placements were priced.

Pamela Long, Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
January 22, 2008

The Special Situation funds participated in our placements are follows:

Series	Amount	Securities
Series C	$4,000,000	40,000 shares of C Preferred Stock+warrants
Series D	1,000,000	80,643 shares of D Preferred Stock+warrants
Series E	1,250,000	5,000 shares of E Preferred Stock+warrants
Series F	1,100,040	18,334 shares of F Preferred Stock+warrants

Dolphin Offshore Partners LP also was a participant in the Series F placement investing $600,000 for 10,000 shares of Series F Preferred Stock (convertible into 1,000,000 shares of common stock) and warrants for the purchase of 400,000 shares of common stock.

Little Bear Investments LLC also was a participant in the Series C placement investing $20,000 for 200 shares of Series C Preferred Stock (convertible into 6,896 shares of common stock) and warrants for the purchase of 2,758 shares of common stock.  In addition, Wolf Prensky and Zach Prensky, two principals of Little Bear Investments LLC, individually participated in the Series C and the Series F placements, investing $130,000 in the Series C for 1,300 shares of Series C Preferred Stock plus warrants for 17,931 shares of common stock, and $150,000 in the Series F for 2,500 shares of Series F Preferred Stock plus warrants for 100,000 shares of common stock.

Vision Opportunity Master Fund has not participated in any of our other placements.

To our knowledge, none of the Selling Stockholders has sold any of the securities that they had purchased in the placements, nor has any of them converted any of their shares of our preferred stock or exercised any of the related warrants.

9.  To our knowledge, none of the Selling Stockholders has an existing short position in our common stock.

We have endeavored to be fully responsive to all of the staff’s comments.  Should you desire to discuss any of our responses, you should contact me at (201) 342-0900 or our attorney, Bruce Rich at (212) 603-6780.

Sincerely,
/s/ Jonathan Joels
Jonathan Joels, Vice President and Chief Financial Officer

[SEC SEAL]

DIVISION OF CORPORATION FINANCE	United States SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 7010

April 26, 2007

Jonathan Joels
Treasurer and Chief Financial Officer
Capriu, Inc.
One Unversity Plaza, Suite 400
Hackenack, New Jersey 07601

Re:	Caprius, Inc.
Registration Statement on Form SB-2
Filed March 29, 2007
File No. 333-141372

Dear Mr. Joels:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.
Because of the nature and size of the transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities.

Jonathan Joels
Caprius, Inc.
April 26, 2007

Registration Cover Page

2.
In footnote 1 to the fee table, you reference Rule 416. We note that the scope of Rule 416 does not extend to "cheap stock" or other adjustments to the exercise price of the warrants or the conversion price of the preferred stock (i.e., adjustments that result from issuances of common stock that are priced below market). Rather, we interpret stock splits, stock dividends and "similar transactions" to mean transactions that affect all stockholders equally. Please confirm that you are not attempting to use Rule 416 to register for resale an indeterminate number of shares which may be issuable in circumstances which do not affect all shareholders equally. For example, if the number of shares issuable pursuant to the preferred stock increases for any other reason than a stock split, dividend or similar transaction, and you do not have enough registered shares, you will have to file a new registration statement to register the difference before those shares could be publicly resold.

Prospectus Summary, page 1

3.	Please disclose in this section that you have received a going concern opinion from your auditors.

Recent Developments., page 2

4.
Please describe in greater detail the terms of the preferred stock and warrant securities issued in connection with the private placement. Also briefly describe the terms of the material agreements relating to the private placement.

5.
Please disclose the total dollar value of the common stock underlying the preferred stock and warrants you are registering for resale (using the number of underlying shares and the market price per share on the date of the sale of the preferred stock and warrants).

6.	Please disclose the basis for the exercise prices of the warrants.

7.
Please provide us, with a view toward disclosure, disclosure of the, total possible profit to be realized as a result of conversion discounts for the warrants. To make this calculation, please use the market price of the shares underlying the warrants on the date of issuance and the exercise price.

8.
Please supplementally provide us with a description of all prior transactions between the company and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction.

Jonathan Joels
Caprius, Inc.
April 26, 2007

9.	Please tell us whether any of the selling stockholders have an existing short position in your common stock.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Jonathan Joels
Caprius, Inc.
April 26, 2007

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Lesli Sheppard for:
Pamela Long
Assistant Director

cc:	Bruce A. Rich, Esq. Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, NY 10022

January 22, 2008

VIA EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Caprius, Inc. -- Registration Statement on Form SB-2 (File No. 333-141647)

Dear Ms. Long:

On behalf of Caprius, Inc. (the “Company”), we are hereby further responding to Comment 1 (the “415 Comment”) in the letter, dated April 26, 2007 (the “Comment Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form SB-2 (File No. 333-141647) (the “Registration Statement”).  Set forth in bold below is the 415 Comment.  The Company’s further response is set forth below the Rule 415 Comment.  In connection with this response letter, the Company is filing Amendment No. 1 to the Registration Statement to update certain information contained in the Registration Statement.  In addition, the Company is also filing today a separate registration statement relating to an offering completed by the Company in December 2007 (the “December Financing”).

The Company has authorized this firm to respond to the Rule 415 Comment as follows:

General

1.            Because of the size and nature of the transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities.

Ms. Pamela Long Page 2	January 22, 2008

For the reasons set forth below, the Company respectfully believes that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement.

Background

On February 27, 2007, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with six accredited investors (the “Investors”) for the sale of Series E Convertible Preferred Stock (the “Preferred Stock”) and warrants for a total purchase price of $2,500,000 (the “Financing”).  Pursuant to the Purchase Agreement, the Investors purchased a total of 10,000 shares (the “Preferred Shares”) of Preferred Stock at a purchase price of $250 per share.  The Preferred Stock is convertible into an aggregate of 6,250,000 shares (the “Conversion Shares”) of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), at a conversion price of $0.40 per share.  The Company also issued to the Investors five-year warrants (the “Warrants”) giving them the right to purchase an aggregate of 3,125,000 shares of Common Stock (the “Warrant Shares”) at an exercise price of $0.50 per share.  The number of Conversion Shares issuable upon the conversion of the Preferred Stock and the conversion price thereof and the Warrant Shares issuable upon the exercise of the Warrants and the exercise price thereof are subject to adjustment in certain circumstances, including if the Company issues or is deemed to have issued shares of Common Stock at a price per share less than the then-current conversion price or exercise price, as applicable.

In addition to the Preferred Shares and Warrants described above, in connection with the Financing, the Company issued to seven designees of Equity Source Partners LLC, the placement agent for the offering, and John Nesbett (collectively, the “Company Agents”), warrants (the “Agent Warrants”) to purchase an aggregate of 182,500 shares of Common Stock (the “Agent Shares”), in partial payment of the fees owed to the Company Agents in connection with the sale of the Preferred Shares and Warrants.  The Agent Warrants have the same terms as the Warrants issued to the Investors.

The Investors in the Financing were Special Situations Fund III, L.P., Special Situations Fund III, L.P. and Special Situations Private Equity Fund, L.P. (collectively, “SSF”), Vision Opportunity Master Fund Ltd. (“Vision”), Little Bear Investments LLC (“Little Bear”) and Dolphin Offshore Partners, L.P. (“Dolphin”).  Except for SSF entities, none of the Investors are related.

The Preferred Shares and Warrants issued pursuant to the Purchase Agreement and the Agent Warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder.  In the Purchase Agreement, the Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting

Ms. Pamela Long Page 3	January 22, 2008

any distribution of the securities in violation of the Act.  In addition, each of the Investors represented that it was acting individually and not as a group and that each Investors had made its own independent decision to purchase securities in the Financing.

According to information provided to us by the Investors, each of the Investors is an institutional investor specializing in investments in small capitalization public companies.  Each of the Investors characterizes itself as a long-term buy and hold investor.  In connection with their investment in the Company, each of the Investors did extensive fundamental due diligence on the Company, including reviewing the Company’s public filings the Securities and Exchange Commission (the “Commission”) and conducting multiple meetings with members of the Company’s senior management at which the Company’s business and prospects were discussed.

Importantly, SSF has been an investor in the Company since February 15, 2005.  SSF has advised us that they have not sold any securities of the Company.  Not only has SSSF not sold any securities of the Company, but SSF also was an investor in the December Financing and acquired beneficial ownership of an additional 2,566,760 shares of Common Stock. In connection therewith.

The terms of the Financing do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions.  The Preferred Stock, the Warrants and the Agent Warrants have customary antidilution provisions under which, among other things, the conversion price of the Preferred Stock and the exercise price of the Warrants and the Agent Warrants adjust if the Company issues or is deemed to have issued Common Stock at a price below the applicable conversion price of the Preferred Stock or the exercise price of the Warrants and the Agent Warrants, respectively.  Based on earlier conversations we have had with David Lynn and Carol McGee of the Chief Counsel’s Office, we believe that these antidilution adjustments are consistent with those that the Staff has previously indicated do not raise a Staff concern with respect to the Staff’s interpretation of Rule 415.

According to the Company’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006 (the “10-Q”), at February 12, 2007, the Company had 3,791,673 shares of Common Stock outstanding.  In addition, as disclosed in the 10-Q, at the time of the Financing, the Company had outstanding shares of preferred stock that were convertible into an aggregate of 2,007,319 shares of Common Stock, outstanding warrants to acquire an aggregate of 1,659,146 shares of Common Stock and outstanding options to acquire an aggregate of 1,847,550 shares of Common Stock.  In addition, as a result of the Financing, the number of shares of common stock issuable upon the exercise of the outstanding warrants increased by 353,471 shares. Accordingly, immediately prior to the consummation of the Financing was consummated, the Company had an aggregate of 9,659,159 shares of Common Stock outstanding, calculated on a fully diluted basis.

Ms. Pamela Long Page 4	January 22, 2008

According to the Company’s Information Statement, dated March 23, 2007 (the “Information Statement”), as of March 1, 2007 (two days after the Financing), the directors and executive officers as a group beneficially owned an aggregate of 638,280 shares of Common Stock, of which 495,215 were presently outstanding.

As disclosed in the Information Statement, after giving effect to the Financing, SSF was the beneficial owner of 8,236,686 shares of Common Stock, or approximately 77.4% of the shares outstanding, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Of those shares, an aggregate of 1,379,309 shares were currently issued and outstanding.  In addition, Dolphin, Bonanza Master Fund Ltd. (“Bonanza”), Vision and Shrikant Mehta (“Mehta”) were the beneficial owners of 3,375,000, 2,881,277, 416,621 and 210,981 shares of Common Stock, respectively, or approximately 47.1%, 46.4%, 9.9% and 5.6%, respectively, of the shares outstanding, calculated in accordance with Rule 13d-3.  However, as disclosed in the Information Statement, Vision has entered into a letter agreement with the Company pursuant to which Vision covenanted not to convert its Preferred Stock or exercise its Warrants if such conversion or exercise would cause its beneficial ownership to exceed 9.99%, which provision Vision may waive, upon not less than 61 days prior notice to the Company.  As the beneficial owner of 77.4% of the Common Stock, the Company has deemed SSF to be an “affiliate” of the Company.  However, in accordance with long-standing interpretations of the Staff, no other Investor and no other holder of Common Stock is deemed to be an affiliate of the Company solely by virtue of its holdings.

On March 29, 2007, the Company filed the Registration Statement with the Commission.  Pursuant to the Registration Statement, the Company seeks to register an aggregate of 9,557,500 shares of Common Stock, which equals the total amount of Conversion Shares, Warrant Shares and Agent Shares issuable in connection with the Financing.  The shares covered by the Registration Statement represent approximately 252% of the Common Stock outstanding at the time of the Financing, 98.9% of the fully diluted shares and 499% of the shares outstanding held by non-affiliates of the Company.

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

Ms. Pamela Long Page 5	January 22, 2008

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 to effect a primary offering.  As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities.  Because such a recharacterization has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies -- like

Ms. Pamela Long Page 6	January 22, 2008

the Company -- to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Staff has set forth a detailed analysis of the relevant factors that should be examined.  Interpretation D.29 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Financing can be registered for sale on behalf of the Investors pursuant to Rule 415.

Ms. Pamela Long Page 7	January 22, 2008

How Long the Selling Shareholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company.  Here, the Investors have now held their shares for 323 days as of the date of this letter.  Under the SEC’s revised Rule 144, any Investor that is not an affiliate would be able to freely resell their Conversion Shares and Warrant Shares (assuming a cashless exercise of the Warrants) on February 15, 2008, when revised Rule 144 becomes effective.  See Securities Act Release No. 33-8869) (December 6, 2007).  This holding period is also longer than the period required by the Staff for valid “PIPE” transactions.

In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation.  Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of nearly one year must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In nearly all of the more than 150 PIPE transactions that we have participated in -- including this one -- a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing).  Many of these transactions have been reviewed by the Staff and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.  Obviously, the Staff has the right to overturn its PIPEs Interpretation if it chooses, however, in all of our discussions with the Office of Chief Counsel, the Staff has assured us that it has no intention of so doing.

Ms. Pamela Long Page 8	January 22, 2008

The Circumstances Under Which They Received the Shares

As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder.  As noted above, the terms of the Warrants and the Agent Warrants contain no “toxic” provisions or other terms that merited any special concerns by the Staff.  Further, as described above, the Financing was provided by a number of investors with one major Investor -- SSF -- having held securities of the Company since 2005.  All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act.  There is no evidence to suggest that those representations are false.

In our many conversations with members of the Staff regarding the Staff’s Rule 415 interpretation, it has become apparent to us that the Staff equates registration with an intent to distribute.  However, this perspective is fundamentally flawed and is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

There are a number of reasons why investors want shares registered other than to effect an immediate sale.  Many private investment funds, including the Investors, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

The PIPEs Interpretation supports our view.  If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption.  However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

Furthermore, in the present circumstances it would be virtually impossible for the Investors to effect a distribution of the shares issuable to them in the Financing even if they wanted.  As indicated above, there are 14 discrete persons for whom securities are being registered in the Registration Statement.  Although two of the Investors are affiliated, it would require a conspiracy of massive proportions for all of the persons whose shares are being registered to act in concert to effect a distribution of the shares.  There is no evidence that the Investors have any plan to act in concert with respect to their shares.  Under the Exchange Act, such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act.  In similar

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circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).  Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.  To the contrary, as noted above, SSF has not only not sold any of its securities, it has continued to acquire additional securities of the Company, having acquired beneficial ownership of an additional 2,566,760 shares of Common Stock in the December Financing.  SSF’s additional purchases, and the lack of any sales, clearly negates and inference that it intends to effect a distribution of the shares it purchased in the Financing and provides compelling support for the Company’s argument that SSF and the other investors have purchased their securities for investment and not with the intent to effect an illegal distribution of the securities purchased.

In addition, according to the website Yahoo Finance, the three-month average daily trading volume of the Common Stock as of January 18, 2008 was approximately 6,030 shares.  If the holders of the shares covered by the Registration Statement attempted to liquidate their positions in the Common Stock in the open market it would take them approximately 1,585 trading days to do so, assuming no other person sold a single share of stock during that entire period.  Assuming no holidays at all, that would equate to a period of more than six years.  If they accounted for half of the daily trading volume, it would take them almost 13 years to sell their shares.  If the additional shares purchased by SSF in the December Financing are included (which presumably they should if the Staff’s view is that SSF is engaged in an illegal distribution of its shares), those numbers increase to nearly eight years, if not a single share was sold by another person and almost 15 1/2 years if they accounted for half of the daily trading volume.  It simply strains logic past the breaking point to believe that the Investors have purchased their shares for the purpose of making a distribution if it would take them between 13 and 15 years to do so.  No rational investor would purchase such a large block of shares with the intent of effecting a distribution.  The thin float in the Common Stock would render any attempt to distribute the shares impossible -- the market for the Common Stock simply couldn’t absorb that much stock.  In this situation -- as is the case with many PIPE transactions -- the concept that the Investors have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

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Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.”  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is not a scintilla of evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Financing were registered.  Again, it is not credible to assume that the Investors in the Financing will somehow band together to distribute their shares.  Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.  To do so would violate the detailed representations made by them in the Purchase Agreement.

Their Relationship to the Issuer

As described above, SSF has been an investor in the Company since February 2005.  Over that time, they have participated in every fundraising undertaken by the Company.  As indicated above, SSF has never sold a single share of Common Stock or any of the other securities of the Company it owns.  To the contrary, it recently acquired beneficial ownership of another 2,566,760 shares in the December Financing.  For the reasons described above, it is not credible to assume that SSF intends to flip their shares once the Registration Statement is declared effective.  If they wanted to sell shares, they could simply sell the other shares they have purchased from the Company in the past, nearly all of which are registered for resale (of course, as indicated above, the practical reality is that market conditions prevent them from selling the shares they already own, let alone the shares issuable to them in the Financing).  The other Investors in the Financing had no relationship with the Company prior to their investment in the Financing.  As indicated above, all of the Investors are long-term buy and hold investors who performed significant, fundamental due diligence on the Company prior to making their investment.  Again, there is no basis for believing that the other Investors do not have the intention or ability to hold its shares for an indefinite period.

The Amount of Shares Involved

At the outset, it is important to note that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415.  That concept has been reiterated to us by members of the Office of Chief Counsel in several meetings we have had with them.  However, in practical application, it appears that the amount of shares being registered has become the only factor which is relevant to the Staff.  This single-minded focus on the number of shares is inconsistent with the Interpretation and the facts and circumstances recited above.

As has been explained to us by the Office of Chief Counsel, several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors were often left “holding the bag” and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved.  In many of these

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“toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members of the Division began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

The Office of Chief Counsel has advised us that, in order to monitor these types of transactions, the Staff was ordered to compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K or Form 10-KSB.  As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.  As far as we are aware, no rationale for the one-third threshold has ever been articulated by the Staff, other than that it is an easy criteria to apply.  In partial response to criticism over the Staff’s interpretive position, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.  As described above, the terms of the Financing do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer.  In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares.  However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.  It should be obvious that an illegal distribution of shares can take place when the amount of shares involved is less than one-third.  In fact, for the reasons described above it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float.  As demonstrated above, when investors buy a large stake of a small public company, it is

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virtually impossible for them to exit the stock.  Contrary to the Staff’s viewpoint, the larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company with a limited trading market.

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds.  In light of the Commission’s public commitment to small business issuers, as evidenced by the recent proposals to streamline small business capital raising (see, e.g., Securities Act Release No. 33-8876 (December 19, 2007) (providing reporting and regulatory relief to smaller reporting companies) and Securities Act Release No. 33-8878 (December 19, 2007) (extending Form S-3 eligibility to issuers with market capitalizations under $75 million in certain circumstances)), the Staff’s focus on these smaller companies is hard to harmonize.  Perhaps the Staff believes that smaller companies are more likely to engage in actions that violate the federal securities laws.  However, we are unaware of statistics demonstrating that smaller public companies violate the federal securities laws at a substantially higher rate than do larger publicly companies.  Rather, as evidenced by public debacles such as Enron and Worldcom, it appears that “size doesn’t matter” when it comes to illegal behavior.

The Staff’s focus on sheer numbers also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock.  In this case, the Investors evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns.  The number of shares they ended up owning was just a mathematical result of the size of the investment, the price per share and the Company’s market capitalization.  In our experience, PIPE investors don’t look to acquire a specific proportion of a company and then calculate an investment amount based on a desired level of ownership.  By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies without apparent justification.

The lack of rationality in focusing on the number of shares being registered is amply demonstrated by how the Staff resolves Rule 415 issues.  Limiting the number of shares being registered doesn’t effect any significant change in the circumstances of a proposed offering.  If the Investors are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell.  It doesn’t change one iota the investment intent of the selling shareholders or the ability of the Investors to effect a distribution if, in fact, that was their intent.

The Staff’s arbitrary focus on one-third of the public float contradicts its own interpretative positions.  For example, Interpretation D.44 of the Telephone Interpretations Manual describes a

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scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.” (emphasis added)

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.

The focus of the Staff on the number of shares being registered appears to be an attempt to resurrect the discredited “presumptive underwriter” doctrine under which the Staff took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering.  The presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago.  See American Council of Life Insurance (avail. June 10, 1983).  The SEC recently adopted new rule proposals that eliminate the presumptive underwriter doctrine in connection with most Rule 145 transactions.  See Securities Act Release No. 33-8869 (December 6, 2007) (eliminating the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases).  Accordingly, there is no principled basis for attempting to apply the doctrine here.

However, even if the number of shares registered is the sole focus of the inquiry, the Financing should not raise significant concerns about a “disguised” primary offering based on the number

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of shares the Company seeks to register.  As noted above, on February 15, 2008, all of the Investors, other than SSF will be able to freely resell their shares pursuant to amended Rule 144(k).  Accordingly, from and after that date, the Registration Statement will only relate to a total of 4,870,000 shares, or approximately one-half of the shares covered by the Registration Statement today.  There is nothing in this situation that justifies applying a rote one-third threshold.  On these facts and especially in light of the diffuse nature of the Investors, the Company should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

Whether the Sellers are in the Business of Underwriting Securities

None of the Investors are in the business of underwriting securities.  As described above, the Investors are private investment funds that buy and sell portfolio securities for their own accounts.  All of the Investors represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Act.  There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Company.  The Investors made fundamental decisions to invest in the Company, have held their securities for a period of time that far exceeds the periods sanctioned in the Staff’s PIPEs Interpretation (in fact, most of the Investors will be entitled to freely resell their shares under new Rule 144 in less than one month), have represented their investment intent and disclaimed any intent to illegally distribute their shares and really have no alternative but to hold their shares for the long haul.  There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares.  In addition, the Investors beneficially own so much Common Stock that it would be virtually impossible for them to distribute it even if that was their intention.  The number of shares initially covered by the Registration Statement was reasonable in relation to other transactions that have been reviewed and signed off on by the Staff.  None of the Investors are in the business of underwriting securities.  In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

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Conclusion

For all of the foregoing reasons, we believe that the Company should be permitted to proceed with the registration of the shares issuable in the Financing.  No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

Very truly yours,

/s/ John D. Hogoboom

John D. Hogoboom

JDH:

Enclosures

cc:	Bruce A. Rich, Esq. (via-email)